As filed with the Securities and Exchange Commission on May 28, 2014
______________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

Jones Lang LaSalle Income Property Trust, Inc.
(Name of Subject Company)

Jones Lang LaSalle Income Property Trust, Inc.
(Name of Person(s) Filing Statement)

Shares of Class M Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
________________________

C. Allan Swaringen
Chief Executive Officer and President
200 East Randolph Drive
Chicago, Illinois 60601
(312) 782-5800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
________________________

With Copies to:

Rosemarie A. Thurston
Jason W. Goode
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

______________________________________________________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a) Name and Address. The name of the subject company is Jones Lang LaSalle Income Property Trust, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 200 East Randolph Drive, Chicago, IL, 60601, (312) 782-5800.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s Class M Common Stock, $0.01 par value per share (the “Shares”). As of May 28, 2014, there were 45,484,609 Shares outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company is set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by MacKenzie Northstar Fund 3, LP, MacKenzie Northwest Fund, LP, MPF Northstar Fund 2, LP, MPF Northstar Fund, LP, MacKenzie Income Fund 27, LLC, MacKenzie Blue Ridge Fund III, LP, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, Coastal Realty Business Trust and MacKenzie Capital Management, LP (collectively, “MCM”), to purchase up to 500,000 Shares at a purchase price equal to $8.25 per Share, less the amount of any dividends declared or made with respect to the Shares after June 30, 2014 or such other date to which the MCM Offer (as defined below) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2014 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “MCM Offer”), as set forth in MCM’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2014 (the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of MCM is 1640 School Street, Moraga, California 94556, and its telephone number is (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) MCM and its executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed under the headings “Management – The Advisory Agreement” and “Conflicts of Interest” in the Company’s Post-Effective Amendment No. 9 to Form S-11 filed with the SEC on March 31, 2014 which are filed as Exhibit (e)(1) to this Schedule 14D-9 and are incorporated herein by reference. The Post-Effective Amendment No. 9 to Form S-11 is available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation

(a) Recommendation. The information set forth in the letter to stockholders, dated May 28, 2014 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the MCM Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the MCM Offer.

Item 6. Interest in Securities of the Subject Company

No transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the MCM Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the MCM Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the MCM Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements regarding, among other things, the Company and the future value of the Company’s Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot guarantee that it will achieve or realize these plans, intentions or expectations. Factors that could cause the Company not to realize its plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

Item 9. Exhibits

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
Date: May 28, 2014	/s/ C. Allan Swaringen
	Name:	C. Allan Swaringen
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.		Description
(a)(2)	*	Letter to Stockholders of the Company, from C. Allan Swaringen, President and Chief Executive Officer of the Company dated as of May 28, 2014.

(e)(1)
The information contained under the headings “Management – The Advisory Agreement” and “Conflicts of Interest” in the Company’s Post-Effective Amendment No. 9 to Form S-11 filed with the SEC on March 31, 2014 is incorporated herein by reference.

(e)(2)
First Amended and Restated Advisory Agreement between Jones Lang LaSalle Income Property Trust, Inc. and LaSalle Investment Management, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 28, 2012).

(e)(3)		Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on September 12, 2012).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.